

For Immediate Release

January 27, 2004

For more information:
Rex S. Schuette
Chief Financial Officer
706-781-2265
rex_schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
13% GAIN IN OPERATING EARNINGS PER SHARE
FOR FOURTH QUARTER 2003

HIGHLIGHTS:
- *Record 2003 Net Operating Earnings of $1.68 Per Share, Up 14% From a Year Ago*
- *Loan Demand, Disciplined Execution Helped Drive Growth for Quarter and Year*
- *Stable Net Interest Margin, Strong Credit Quality Provide Foundation for Performance*
- *Company Again Achieves Long-Term Financial Goals of Sustained Double-Digit EPS Growth and Return on Tangible Equity Above 16%*

BLAIRSVILLE, GA, January 27, 2004 – United Community Banks, Inc. (Nasdaq: UCBI), Georgia's third largest bank holding company, today announced fourth quarter results that included a 24% rise in net operating income, a 13% gain in net operating earnings per share, and a 21% increase in total revenue from the same period last year. For the fourth quarter of 2003, net operating income rose to a record $10.6 million from $8.6 million a year earlier. Diluted operating earnings per share of $.44 increased 13% from $.39 for the fourth quarter a year ago. Total revenue, on a taxable equivalent basis, was $44.1 million compared with $36.6 million for the fourth quarter of 2002. Also on an operating basis, return on tangible equity was 19.72% compared with 17.68% a year ago and return on assets was 1.06% compared with 1.08% a year ago.

The fourth quarter performance helped the company gain 20% in net operating income for the full year. For the year 2003, net operating income totaled $39.5 million, compared with $32.8

million for 2002. Diluted operating earnings per share rose 14% to a record $1.68 from $1.48 a year earlier, as total revenue of $170.6 million increased $27.2 million, or 19%, from a year ago. Return on tangible equity for 2003 was 19.24% compared with 17.88% a year ago. At December 31, 2003, book value per common share was $12.70, up 23% from a year ago.

"United Community Banks continued to execute according to plan during the fourth quarter of 2003," said Jimmy Tallent, president and chief executive officer. "Loan demand for the quarter remained strong across all our markets, providing an opportunity for our employees to deliver the highest level of customer service. This, in turn, provided us with a solid foundation to continue to build our business and expand our franchise." At December 31, 2003, assets totaled $4.1 billion – up 27% from last year-end. "This core growth was achieved in a disciplined, step-by-step process throughout the year, without compromising credit quality in a challenging economic environment," Tallent added.

"For both the fourth quarter and full year, we again achieved our stated goals of sustained double-digit growth in operating earnings-per-share and a return on tangible equity, which excludes the effects of acquisition-related intangibles, above 16%," Tallent said.

Net operating income for the fourth quarter and the full year of 2003 excludes merger-related charges. For the fourth quarter, merger-related charges were $580 thousand pre-tax, or $383 thousand after-tax, and $.02 per diluted share. For the full year, merger-related charges were $2.1 million pre-tax, or $1.4 million after-tax, and $.06 per diluted share. The merger-related charges were for legal, investment advisor and other professional fees, as well as the termination of equipment leases and conversion costs related to the acquisition of three branch offices in western North Carolina completed during the fourth quarter of 2003 and the mergers with First Georgia Holding, Inc. ("First Georgia Bank") completed on May 1, 2003, and First Central Bancshares, Inc. ("First Central Bank") completed on March 31, 2003. Including those merger-related charges, net income, diluted earnings per share, return on equity and return on assets for the quarter ended December 31, 2003 were $10.2 million, $.42, 14.19% and 1.02%, respectively. For the full year, net income, diluted earnings per share, return on equity and return on assets including the merger-related charges were $38.1 million, $1.62, 14.79%, and 1.02%, respectively.

"Our ability to service the needs of our customers, combined with the strength of our markets relative to the national economy, helped increase loans by $313 million, or 13% internal core growth, from a year ago," Tallent said. "In addition, the acquisitions of First Central Bank, First Georgia Bank and three branch offices in western North Carolina contributed $321 million in new loans, bringing our total loan growth for the year to $634 million, or 27%. This exceptional core loan growth and our acquisitions pushed total assets to $4.1 billion at December 31, 2003 – more than double our size as compared to five years ago. And, over 70% of this growth was organic."

Taxable equivalent net interest revenue for the fourth quarter rose $7.2 million, or 24%, to $36.8 million from the same period a year ago. Acquisitions during the year, contributed approximately $4.0 million of this increase, leaving the core growth rate at approximately 12%. "Even without the acquisitions and with the weak national economy, we still achieved solid growth in loans and new business," Tallent said.

Taxable equivalent net interest margin for the fourth quarter was 3.96% versus 4.03% a year ago. "Despite this environment of historically low interest rates, United Community Banks has maintained a net interest margin near the 4% level for the past five quarters and we expect the margin to remain near this level for 2004," Tallent said. "With a stable margin at the 4% level, we are prepared to maintain our earnings momentum by achieving a strong base of core business growth combined with continued focus on expense controls."

The fourth quarter provision for loan losses was $1.8 million, unchanged from a year earlier and up $300 thousand from the third quarter of 2003. Non-performing assets totaled $7.6 million and decreased $.4 million from a year ago, while loans outstanding increased $634 million. Non-performing assets as a percentage of total assets were .19% at December 31, 2003, compared with .25% at December 31, 2002. "Our excellent credit quality continues to be the foundation for superior financial performance," Tallent said. "Credit quality remains sound thanks to the tireless efforts of our exceptional team of bankers. Our strategy of securing loans with hard assets remains the key to our credit quality success."

Fee revenue of $9.1 million for the fourth quarter increased $.3 million, or 3%, from $8.8 million a year ago. Mortgage loan and related fees were $1.8 million and down $.9 million from a year ago, due to the lower level of mortgage refinancing activity caused by a rise in long-term interest rates. Service charges and fees on deposit accounts were $5.0 million, up $1.4 million due to the recent acquisitions, increasing popularity of new products and services introduced last year, and growth in transactions and new accounts. Tallent commented, "As part of our balance sheet outlook and strategy during the fourth quarter of 2003, fee revenue was reduced by net charges of $150 thousand, this included $787 thousand of charges for the early prepayment of higher-rate Federal Home Loan Bank advances, which was partially offset by taking securities gains of $622 thousand--both part of the same overall balance sheet management strategy. A similar strategy and restructuring took place during the fourth quarter of 2002."

Operating expenses were $27.6 million, up $4.6 million, or 20%, from the fourth quarter of 2002. Included in the fourth quarter of 2003 were operating expenses for the two banks merged earlier this year and the three branches purchased in the fourth quarter, which totaled $3.9 million, leaving the underlying core expense growth rate at 4%. Salaries and employee benefits of $17.4 million increased $2.4 million, or 16%, with approximately $2.0 million of this increase resulting from the recent acquisitions. The balance of the increase was due to normal merit increases for staff that was partially offset by lower incentive compensation associated with the slowdown in mortgage refinancing activities. Staff levels at December 31, 2003, excluding acquisitions, were up only five persons from a year ago. Communications and equipment expenses of $2.3 million increased $.4 million, or 24%, primarily resulting from recent acquisitions. Excluding the acquisitions, communications and equipment expenses increased 9%, due to depreciation and amortization costs for software, telecommunications, and technology equipment added over the last twelve months. Increases in all other operating expense categories were primarily due to the acquisitions and business growth.

"We continue to diligently monitor and control expenses while growing our customer base and revenue," Tallent said. "Excluding acquisitions, total revenue for the quarter increased 7% while operating expenses rose 4%. This provided a positive operating leverage of 3%, which contributed to our 13% growth in diluted earnings per share for the fourth quarter. Our operating efficiency ratio was 59.81% compared with 59.94% a year ago. We are striving for a long-term efficiency ratio in the range of 58% to 60%, which we believe is reasonable given our service-oriented community banking model," Tallent added.

"Looking forward to 2004, we believe United Community Banks remains on target to achieve earnings per share growth within our long-term goal of 12% to 15%," Tallent said. "We anticipate core loan growth in the range of 10% to 14% through 2004, and we expect our net interest margin to remain near the 4% level. Our outlook is based on flat short-term rates through 2004 and other assumptions that include a continued, stable economic environment in our markets combined with strong credit quality. We remain committed to providing superior customer service, improving our operating efficiency while maintaining solid credit quality and growing our franchise – both internally and through selective de novo offices and mergers."

Other Items

Under United Community Banks' stock purchase program, a total of 1.5 million shares may be purchased through December 31, 2004. No shares were purchased during the fourth quarter. As of December 31, 2003, a total of 874,000 shares had been purchased over the past three years with an average cost per share of $22.17.

On January 19, 2004, the Board of Directors declared a regular first-quarter 2004 cash dividend of $.09 per common share, payable April 1, 2004, to shareholders of record as of the close of business on March 15, 2004. "This represents an annual cash dividend of $.36 per share and a $.06 per share, increase or 20% over the dividends paid for 2003," Tallent said. "This increase reflects our continued strong performance and commitment to deliver value to our shareholders.

"United Community Banks' growth strategy is focused primarily on internal growth within our markets. Additionally, if we have the right people, we will expand through de novo offices and make selective acquisitions of bank and branch offices," Tallent said. As part of this growth strategy, United Community Banks completed the mergers of First Central Bank, headquartered in Lenoir City, Tennessee and First Georgia Bank, headquartered in Brunswick, Georgia during the first half of 2003. Combined, the mergers added 14 banking offices with approximately $310 million in loans, $410 million in deposits and $53 million in intangible assets. Further, during the fourth quarter, United Community Banks completed the purchase of three branches located in Avery, Mitchell, and Graham counties in western North Carolina from another financial institution. In aggregate, the branches had deposits of $70 million, loans of $10 million and intangible assets of $7 million.

"As part of our de novo strategy, we found a team of four bankers with over fifty combined years of experience, primarily in Savannah, Georgia and opened a de novo bank in that market during the fourth quarter of 2003," Tallent said. "This new bank supports our strategy of finding the right bankers making it possible to expand our franchise in the attractive and affluent coastal Georgia market. This further complements our merger earlier this year with First Georgia Bank in Brunswick," Tallent commented. "Additionally, we recently opened two de novo bank offices in Mitchell and Yancey counties in western North Carolina. These new opportunities were the direct result of our recent acquisition of three branches earlier in the quarter in adjacent markets. In both markets we were able to hire staff with significant in - market experience. We now have 18 banking offices in western North Carolina and 72 banking offices throughout our franchise," Tallent added.

"Looking ahead, we see excellent opportunities to expand and fill-in our markets through de novo offices. We first find the experienced bankers who know the market and share our community banking philosophy of providing the highest level of personal service available. Then, we build the bricks and mortar," Tallent said. "We will continue to grow and expand our markets to serve our customers and our shareholders, using an opportunistic strategy centered on both de novo offices and selective mergers."

Conference Call

United Community Banks will hold a conference call to discuss the contents of this news release, as well as business highlights and financial outlook for 2004, on Tuesday, January 27, 2004 at 11:00 a.m. ET. The telephone number for the conference call is (888) 266-1047. The conference call will also be available by web-cast within the Investor Relations section of the company's web site.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $4.1 billion and operates 20 community banks with 72 banking offices located throughout north Georgia, metro Atlanta, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses in its markets. United Community Banks also offers the convenience of 24-hour access to its services through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq National Market under the symbol UCBI. Additional information may be found at the company's web site, *ucbi.com*.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward Looking Statements" on page 4 of United Community Banks, Inc. annual report filed on Form 10-K with the Securities and Exchange Commission.

(Tables Follow)

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
For the Three and Twelve Months Ended December 31, 2003

(in thousands, except per share data; taxable equivalent)	2003 Fourth Quarter	2003 Third Quarter	2003 Second Quarter	2003 First Quarter	2002 Fourth Quarter	Fourth Quarter 2003-2002 Change	For the Twelve Months Ended 2003	For the Twelve Months Ended 2002	YTD 2003-2002 Change
INCOME SUMMARY	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	
Interest revenue	$ 53,943	$ 53,731	$ 53,261	$ 48,403	$ 48,579		$ 209,338	$ 195,932	
Interest expense	17,098	17,446	18,467	17,589	18,964		70,600	76,357	
Net interest revenue	36,845	36,285	34,794	30,814	29,615	24 %	138,738	119,575	16 %
Provision for loan losses	1,800	1,500	1,500	1,500	1,800		6,300	6,900	
Total fee revenue	9,090	10,401	10,316	8,377	8,784	3	38,184	30,734	24
Total revenue	44,135	45,186	43,610	37,691	36,599	21	170,622	143,409	19
Operating expenses (1)	27,572	28,712	27,699	23,917	23,005	20	107,900	91,124	18
Income before taxes	16,563	16,474	15,911	13,774	13,594	22	62,722	52,285	20
Income taxes	5,959	6,110	6,014	5,164	5,034		23,247	19,505	
Net operating income	10,604	10,364	9,897	8,610	8,560	24	39,475	32,780	20
Merger-related charges, net of tax	383	-	428	546	-		1,357	-	
Net income	$ 10,221	$ 10,364	$ 9,469	$ 8,064	$ 8,560	19	$ 38,118	$ 32,780	16
OPERATING PERFORMANCE (1)									
Earnings per common share:									
Basic	$ .45	$ .44	$ .43	$ .40	$ .40	13	$ 1.73	$ 1.53	13
Diluted	.44	.43	.42	.39	.39	13	1.68	1.48	14
Return on equity (2)	14.73 %	14.90 %	15.43 %	16.55 %	16.42 %		15.32 %	16.54 %	
Return on tangible equity (3)	19.72	19.94	19.54	17.79	17.68		19.24	17.88	
Return on assets	1.06	1.06	1.06	1.07	1.08		1.06	1.11	
Efficiency ratio	59.81	61.34	61.40	61.03	59.94		60.89	60.66	
Dividend payout ratio	16.67	17.05	17.44	18.75	15.63		17.34	16.34	
GAAP PERFORMANCE									
PER COMMON SHARE									
Basic earnings	$ .43	$ .44	$ .41	$ .38	$ .40	8	$ 1.67	$ 1.53	9
Diluted earnings	.42	.43	.40	.37	.39	8	1.62	1.48	9
Cash dividends declared	.075	.075	.075	.075	.0625	20	.30	.25	20
Book value	12.70	12.31	12.22	11.09	10.34	23	12.70	10.34	23
Tangible book value (3)	9.77	9.66	9.55	9.59	9.74		9.77	9.74	
KEY PERFORMANCE RATIOS									
Return on equity (2)	14.19 %	14.90 %	14.76 %	15.50 %	16.42 %		14.79 %	16.54 %	
Return on assets	1.02	1.06	1.01	1.00	1.08		1.02	1.11	
Efficency ratio	61.07	61.34	62.88	63.17	59.94		62.07	60.66	
Net interest margin	3.96	3.97	3.99	4.05	4.03		3.99	4.33	
Dividend payout ratio	17.44	17.05	18.29	19.74	15.63		17.96	16.34	
Equity to assets	7.41	7.35	7.19	6.84	6.92		7.21	7.01	
Equity to assets (tangible) (3)	5.82	5.85	6.03	6.47	6.53		6.02	6.60	
ASSET QUALITY									
Allowance for loan losses	$ 38,655	$ 37,773	$ 37,353	$ 33,022	$ 30,914		$ 38,655	$ 30,914	
Non-performing assets	7,589	7,998	8,232	7,745	8,019		7,589	8,019	
Net charge-offs	918	1,080	1,069	1,030	1,186		4,097	3,111	
Allowance for loan losses to loans	1.28 %	1.29 %	1.31 %	1.30 %	1.30 %		1.28 %	1.30 %	
Non-performing assets to total assets	.19	.20	.21	.22	.25		.19	.25	
Net charge-offs to average loans	.12	.15	.16	.17	.20		.15	.14	
AVERAGE BALANCES									
Loans	$ 2,959,626	$ 2,881,375	$ 2,742,952	$ 2,422,542	$ 2,358,021	26	$ 2,753,451	$ 2,239,875	23
Earning assets (4)	3,695,197	3,629,819	3,497,851	3,072,719	2,919,613	27	3,476,030	2,761,265	26
Total assets	3,961,384	3,888,141	3,756,689	3,269,481	3,138,747	26	3,721,284	2,959,295	26
Deposits	2,843,600	2,826,900	2,829,986	2,466,801	2,408,773	18	2,743,087	2,311,717	19
Stockholders' equity	293,464	285,790	269,972	223,599	217,051	35	268,446	207,312	29
Common shares outstanding:									
Basic	23,506	23,408	22,853	21,218	21,293		22,754	21,375	
Diluted	24,260	24,123	23,592	21,957	22,078		23,501	22,161	
AT PERIOD END									
Loans	$ 3,015,997	$ 2,918,412	$ 2,861,481	$ 2,546,001	$ 2,381,798	27	$ 3,015,997	$ 2,381,798	27
Earning assets	3,796,332	3,676,018	3,642,545	3,304,232	3,029,409	25	3,796,332	3,029,409	25
Total assets	4,068,834	3,942,139	3,905,929	3,579,004	3,211,344	27	4,068,834	3,211,344	27
Deposits	2,857,449	2,790,331	2,870,926	2,723,574	2,385,239	20	2,857,449	2,385,239	20
Stockholders' equity	299,373	289,713	285,500	245,699	221,579	35	299,373	221,579	35
Common shares outstanding	23,526	23,488	23,311	22,037	21,263	11	23,526	21,263	11

(1) Excludes pre-tax merger-related charges totaling $580,000 or $.02 per diluted common share, $668,000 or $.02 per diluted common share and $840,000 or $.02 per diluted common share recorded in the fourth, second and first quarters, respectively, of 2003.

(2) Net income available to common stockholders divided by average realized common equity which excludes accumulated other comprehensive income.

(3) Excludes effect of acquisition related intangibles and associated amortization.

(4) Excludes unrealized gains and losses on securities available for sale.

UNITED COMMUNITY BANKS, INC.

Selected Financial Information

For the Years Ended December 31,

(in thousands, except per share data; taxable equivalent)	2003	2002	2001	2000	1999	1998	5 Year CAGR
INCOME SUMMARY							
Interest revenue	$ 209,338	$ 195,932	$ 210,036	$ 213,115	$ 171,211	$ 135,706	
Interest expense	70,600	76,357	100,874	116,591	90,242	67,664	
Net interest revenue	138,738	119,575	109,162	96,524	80,969	68,042	15 %
Provision for loan losses	6,300	6,900	6,000	7,264	5,966	3,014	
Total fee revenue	38,184	30,734	25,267	18,867	15,693	12,979	24
Total revenue	170,622	143,409	128,429	108,127	90,696	78,007	17
Operating expenses [1]	107,900	91,124	83,906	74,043	63,505	53,104	15
Income before taxes	62,722	52,285	44,523	34,084	27,191	24,903	20
Income taxes	23,247	19,505	16,208	12,337	9,938	9,253	
Net operating income	39,475	32,780	28,315	21,747	17,253	15,650	20
Merger-related charges, net of tax	1,357	-	1,084	7,230	1,155	-	
Net income	$ 38,118	$ 32,780	$ 27,231	$ 14,517	$ 16,098	$ 15,650	19
OPERATING PERFORMANCE [1]							
Earnings per common share:							
Basic	$ 1.73	$ 1.53	$ 1.33	$ 1.05	$ .86	$ .78	17
Diluted	1.68	1.48	1.30	1.03	.84	.77	17
Return on equity [2]	15.32 %	16.54 %	16.73 %	15.06 %	14.42 %	14.91 %	
Return on tangible equity [3]	19.24	17.88	18.19	16.74	16.37	16.59	
Return on assets	1.06	1.11	1.10	.89	.81	1.00	
Efficiency ratio	60.89	60.66	62.52	64.15	66.07	66.20	
Dividend payout ratio	17.34	16.34	15.04	14.24	11.68	9.55	
GAAP PERFORMANCE							
PER COMMON SHARE							
Basic earnings	$ 1.67	$ 1.53	$ 1.28	$ .70	$ .80	$ .78	16
Diluted earnings	1.62	1.48	1.25	.69	.78	.77	16
Cash dividends declared	.30	.25	.20	.15	.10	.075	32
Book value	12.70	10.34	8.97	7.40	5.91	5.86	17
Tangible book value [3]	9.77	9.74	8.10	6.74	5.89	5.40	13
KEY PERFORMANCE RATIOS							
Return on equity [2]	14.79 %	16.54 %	16.08 %	10.04 %	13.46 %	14.91 %	
Return on assets	1.02	1.11	1.05	.59	.75	1.00	
Efficiency ratio	62.07	60.66	63.72	69.15	67.99	66.20	
Net interest margin	3.99	4.33	4.51	4.16	4.07	4.69	
Dividend payout ratio	17.96	16.34	15.63	21.28	12.50	9.55	
Equity to assets	7.21	7.01	6.81	5.58	5.47	6.78	
Equity to assets (tangible) [3]	6.02	6.60	6.18	5.49	5.19	6.27	
ASSET QUALITY							
Allowance for loan losses	$ 38,655	$ 30,914	$ 27,124	$ 24,698	$ 20,043	$ 14,402	
Non-performing assets	7,589	8,019	9,670	6,716	3,652	2,274	
Net charge-offs	4,097	3,111	4,578	2,976	2,147	1,016	
Allowance for loan losses to loans	1.28 %	1.30 %	1.35 %	1.38 %	1.28 %	1.20 %	
Non-performing assets to total assets	.19	.25	.35	.27	.15	.13	
Net charge-offs to average loans	.15	.14	.25	.18	.15	.09	
AVERAGE BALANCES							
Loans	$ 2,753,451	$ 2,239,875	$ 1,854,968	$ 1,683,403	$ 1,391,858	$ 1,089,792	20
Earning assets [4]	3,476,030	2,761,265	2,419,080	2,319,389	1,987,825	1,452,740	19
Total assets	3,721,284	2,959,295	2,585,290	2,453,250	2,139,594	1,565,315	19
Deposits	2,743,087	2,311,717	2,010,105	1,941,496	1,659,534	1,328,843	16
Stockholders' equity	268,446	207,312	176,144	136,810	117,064	106,096	20
Common shares outstanding:							
Basic	22,754	21,375	21,127	20,600	20,158	19,998	
Diluted	23,501	22,161	21,749	21,194	20,842	20,610	
AT PERIOD END							
Loans	$ 3,015,997	$ 2,381,798	$ 2,007,990	$ 1,792,055	$ 1,564,148	$ 1,203,495	20
Earning assets	3,796,332	3,029,409	2,554,530	2,352,475	2,195,712	1,678,016	18
Total assets	4,068,834	3,211,344	2,749,257	2,528,879	2,384,678	1,813,004	18
Deposits	2,857,449	2,385,239	2,116,499	1,995,865	1,869,379	1,432,224	15
Stockholders' equity	299,373	221,579	194,665	158,388	119,312	115,364	21
Common shares outstanding	23,526	21,263	21,511	21,028	20,189	19,672	

(1) Excludes pre-tax merger-related and restructuring charges totaling $2.1 million, or $.06 per diluted common share, recorded in 2003; $1.6 million, or $.05 per diluted common share, recorded in 2001; $10.6 million, or $.34 per diluted common share, recorded in 2000; and $1.8 million, or $.06 per diluted common share, recorded in 1999.

(2) Net income available to common stockholders divided by average realized common equity which excludes accumulated other comprehensive income.

(3) Excludes effect of acquisition related intangibles and associated amortization.

(4) Excludes unrealized gains and losses on securities available for sale.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income
For the Three and Twelve Months Ended December 31, 2003 and 2002

(in thousands, except per share data)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2003	**2002**	**2003**	**2002**
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Interest revenue:				
Interest and fees on loans	$ 46,574	$ 42,025	$ 180,035	$ 168,192
Interest on federal funds sold and deposits in banks	84	149	391	576
Interest on investment securities:				
Taxable	6,141	5,050	23,944	21,578
Tax-exempt	655	772	2,819	3,207
Total interest revenue	53,454	47,996	207,189	193,553
Interest expense:				
Interest on deposits:				
Demand	1,712	3,046	7,831	11,515
Savings	82	110	369	508
Time	9,079	10,851	39,752	45,206
Other borrowings	6,225	4,957	22,648	19,128
Total interest expense	17,098	18,964	70,600	76,357
Net interest revenue	36,356	29,032	136,589	117,196
Provision for loan losses	1,800	1,800	6,300	6,900
Net interest revenue after provision for loan losses	34,556	27,232	130,289	110,296
Fee revenue:				
Service charges and fees	5,018	3,664	18,288	13,465
Mortgage loan and related fees	1,753	2,664	10,515	7,751
Consulting fees	1,033	1,231	4,399	4,612
Brokerage fees	606	419	1,921	1,875
Securities gains, net	622	573	497	637
Loss on prepayments of borrowings	(787)	(552)	(787)	(552)
Other	845	785	3,351	2,946
Total fee revenue	9,090	8,784	38,184	30,734
Total revenue	43,646	36,016	168,473	141,030
Operating expenses:				
Salaries and employee benefits	17,379	14,949	68,044	57,735
Occupancy	2,143	2,038	8,783	8,261
Communications and equipment	2,287	1,847	8,601	6,555
Postage, printing and supplies	1,085	895	4,439	3,731
Professional fees	903	747	3,910	3,368
Advertising and public relations	629	636	3,068	2,994
Amortization of intangibles	359	85	1,065	340
Merger-related charges	580	-	2,088	-
Other	2,787	1,808	9,990	8,140
Total operating expenses	28,152	23,005	109,988	91,124
Income before income taxes	15,494	13,011	58,485	49,906
Income taxes	5,273	4,451	20,367	17,126
Net income	$ 10,221	$ 8,560	$ 38,118	$ 32,780
Net income available to common stockholders	$ 10,212	$ 8,534	$ 38,052	$ 32,676
Earnings per common share:				
Basic	$ .43	$ .40	$ 1.67	$ 1.53
Diluted	.42	.39	1.62	1.48
Average common shares outstanding:				
Basic	23,506	21,293	22,754	21,375
Diluted	24,260	22,078	23,501	22,161

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet
For the period ended

($ in thousands)	December 31, 2003	December 31, 2002
ASSETS	(Audited)	(Audited)
Cash and due from banks	$ 91,819	$ 75,027
Interest-bearing deposits in banks	68,374	31,318
Federal funds sold	-	-
Cash and cash equivalents	160,193	106,345
Securities available for sale	659,891	559,390
Mortgage loans held for sale	10,756	24,080
Loans, net of unearned income	3,015,997	2,381,798
Less - allowance for loan losses	38,655	30,914
Loans, net	2,977,342	2,350,884
Premises and equipment, net	87,439	70,748
Accrued interest receivable	20,962	20,275
Intangible assets	72,213	12,767
Other assets	80,038	66,855
Total assets	$ 4,068,834	$ 3,211,344
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Demand	$ 412,309	$ 297,613
Interest-bearing demand	846,022	734,494
Savings	140,619	100,523
Time	1,458,499	1,252,609
Total deposits	2,857,449	2,385,239
Accrued expenses and other liabilities	21,147	17,222
Federal funds purchased and repurchase agreements	102,849	20,263
Federal Home Loan Bank advances	635,420	492,130
Long-term debt and other borrowings	152,596	74,911
Total liabilities	3,769,461	2,989,765
Stockholders' equity:		
Preferred stock, $1 par value; $10 stated value; 10,000,000 shares authorized;		
55,900 and 172,600 shares issued and outstanding	559	1,726
Common stock, $1 par value; 50,000,000 shares authorized;		
23,804,382 and 21,805,924 shares issued	23,804	21,806
Capital surplus	107,854	62,495
Retained earnings	166,887	135,709
Treasury stock; 278,350 and 542,652 shares, at cost	(7,120)	(11,432)
Accumulated other comprehensive income	7,389	11,275
Total stockholders' equity	299,373	221,579
Total liabilities and stockholders' equity	$ 4,068,834	$ 3,211,344